                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2003


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 333-35942



       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               The Scotts Company
                          Union Retirement Savings Plan



       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041

                              REQUIRED INFORMATION

       The following financial statements for The Scotts Company Union Retirement Savings Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

         Statements of Net Assets in Liquidation Available for Benefits as of December 31, 2003 and 2002

         Statements of Changes in Net Assets in Liquidation Available for
           Benefits for the Years Ended December 31, 2003 and 2002

         Notes to Financial Statements - December 31, 2003 and 2002


       The following exhibits are being filed herewith:

Exhibit No.          Description
-----------          -----------

    1                Consent of Independent Registered Public Accounting Firm





                                      -2-
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                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE SCOTTS COMPANY UNION
                                    RETIREMENT SAVINGS PLAN



Date: June 25, 2004                 By: /s/ George A. Murphy
                                       ----------------------------------------

                                    Printed Name:  George A. Murphy
                                                  -----------------------------

                                    Title: Vice President
                                          -------------------------------------

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                                         PAGE

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

    Statements of Net Assets in Liquidation Available for Benefits
      as of December 31, 2003 and 2002                                     2

    Statements of Changes in Net Assets in Liquidation Available for
      Benefits for the Years Ended December 31, 2003 and 2002              3

    Notes to Financial Statements                                          4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of The Scotts Company Union Retirement Savings Plan

In our opinion, the accompanying statements of net assets in liquidation available for benefits and the related statement of changes in net assets in liquidation available for benefits present fairly, in all material respects, the net assets in liquidation available for benefits of The Scotts Company Union Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets in liquidation available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, The Scotts Company, the Plan's sponsor, notified participants of its intent to terminate the Plan in 2002. The liquidation process was completed during 2003 and all assets of the Plan have been distributed to participants.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
June 18, 2004

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS (NOTE 1)
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                  2003            2002
NET ASSETS AVAILABLE FOR BENEFITS
Investment in master trust                     $       -       $  123,532
Participant loans                                      -            2,918
                                               ---------       ----------
    Total net assets available for benefits    $       -       $  126,450
                                               =========       ==========
























    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
(NOTE 1)
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                 2003              2002
INCREASES
Employer contributions                       $       -         $   24,767
Participant contributions                            -             43,769
Net gain from master trust                      10,723                  -
Interest on participant loans                        -                322
                                             ---------         ----------
    Total increases                             10,723             68,858
                                             ---------         ----------

DECREASES
Net loss from master trust                           -             20,381
Benefits paid to participants                  137,173            100,235
                                             ---------         ----------
    Total decreases                            137,173            120,616
                                             ---------         ----------
    Net decrease in net assets available
      for benefits                            (126,450)           (51,758)
Net assets available for benefits,
  beginning of year                            126,450            178,208
                                             ---------         ----------
Net assets available for benefits,
  end of year                                $       -         $  126,450
                                             =========         ==========












    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   PLAN TERMINATION AND BASIS OF ACCOUNTING

     In conjunction with the restructuring that took place in its fiscal year ended September 30, 2001, The Scotts Company (the "Company"), sponsor of The Scotts Company Union Retirement Savings Plan (the "Plan"), made the decision to close the Sierra Horticultural Products facility in Milpitas, California. During the plan year ended December 31, 2002, the Company decided to terminate the Plan as all participants were employees at the Milpitas facility. As a result, the Plan adopted the liquidation basis of accounting during 2002 whereby assets were valued at fair market value and liabilities were stated at their settlement amount. Adoption of the liquidation basis of accounting had no effect on the valuation of the Plan's assets or liabilities. The liquidation process was completed during 2003 and all assets of the Plan have been distributed to participants.

     The accompanying financial statements of the Plan as of and for the periods ended December 31, 2003 and 2002 have been prepared using the liquidation basis of accounting.

2.   PLAN DESCRIPTION

     The Plan, a contributory defined contribution plan, was established by the Company effective January 1, 2000 and subsequently terminated and liquidated as described in Note 1 above. The following brief description of the Plan provides only general information as to its provisions prior to termination and liquidation. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

     ELIGIBILITY
     Certain regular domestic Union employees of the Company were eligible to participate in the Plan on the first day of the month immediately following their date of employment. Certain temporary domestic Union employees were eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

     EMPLOYEE CONTRIBUTIONS
     The Plan provided for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount.

     EMPLOYER CONTRIBUTIONS
     The Plan provided a base retirement contribution for all eligible employees. Generally, eligible employees received an allocation equal to 2% of monthly compensation. The Company also matched participant contributions $0.50 on the dollar for the first 2% of participant contributions.

     VESTING
     Participants were immediately vested in their contributions plus actual earnings thereon. Matching contributions made by the Company vested immediately. Until August 1, 2002, base contributions made by the Company vested after three years of service or upon attainment of age 65 prior to terminating employment. On August 1, 2002, active employees became immediately vested in base contributions as a result of the Plan termination.

     FORFEITURES
     The nonvested portions of participant account balances were forfeitable and used to reduce employer contributions to the Plan. There were no Plan forfeitures for the year ended December 31, 2003. Plan forfeitures totaled $1,141 for the year ended December 31, 2002.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

     INVESTMENTS
     All investments were participant-directed. Participants could change their investment options on a daily basis.

     BENEFIT PAYMENTS
     Participants were eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processed the distribution. The Plan also provided for hardship and in-service withdrawals for active employees under certain circumstances.

     PARTICIPANT LOANS
     Loans were available to participants from their individual accounts subject to the terms of the Plan.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS
     Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

     ADMINISTRATIVE EXPENSES
     The Company paid for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

     PAYMENTS OF BENEFITS
     Benefits are recorded when paid.

     USE OF ESTIMATES
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

4.   MASTER TRUST

     Effective January 1, 2000, a master trust was established to commingle certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Retirement Savings Plan. Each plan's accounting is maintained separately. The Plan's proportionate share of master trust investments and gains and losses is displayed on the accompanying financial statements. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.

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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

  Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2003 and 2002, are as follows:


                                                      2003
                       --------------------------------------------------------------------
                                        NET APPRECIATION
                        INTEREST AND     IN FAIR VALUE      ADMINISTRATION
                          DIVIDENDS      OF SECURITIES        EXPENSES            TOTAL

  Mutual funds         $  2,189,222       $ 23,614,605      $    (16,698)      $ 25,787,129
  Common trust fund         872,067                  -            (7,655)           864,412
  The Scotts Stock
    Fund                          -          1,364,621            (2,617)         1,362,004
                       ------------       ------------      ------------       ------------
      Total            $  3,061,289       $ 24,979,226      $    (26,970)      $ 28,013,545
                       ============       ============      ============       ============


                                                      2002
                       --------------------------------------------------------------------
                                        NET APPRECIATION
                                         (DEPRECIATION)
                        INTEREST AND     IN FAIR VALUE      ADMINISTRATION
                          DIVIDENDS      OF SECURITIES        EXPENSES            TOTAL

  Mutual funds         $  1,757,539       $(19,955,817)     $    (15,319)      $(18,213,597)
  Common trust fund         895,172                  -            (4,684)           890,488
  The Scotts Stock
    Fund                          -            636,447            (1,626)           634,821
                       ------------       ------------      ------------       ------------
      Total            $  2,652,711       $(19,319,370)     $    (21,629)      $(16,688,288)
                       ============       ============      ============       ============


  The net assets of the Plan were liquidated during 2003. Therefore, the Plan had no interest in the assets of the master trust at December 31, 2003. Total assets held in the master trust at December 31, 2002, were as follows:


                                                                                   2002
  CASH AND CASH EQUIVALENTS                                                    $    517,001
  INVESTMENTS
  Mutual funds, at fair value                                                    94,709,701
  Common trust fund, at fair value                                               21,081,383
  The Scotts Company Common Shares, at fair value                                 7,015,025
                                                                                -----------
      Total investments                                                         122,806,109
                                                                                -----------
  Receivable from broker                                                            303,773
  Payable to broker                                                                (236,220)
                                                                                -----------
      Total master trust net assets                                             123,390,663
                                                                                ===========
  The Scotts Company Union Retirement Savings Plan
    interest in master trust net assets                                                0.10%
                                                                                ===========


   Accounting policies discussed in Note 3 also apply to the master trust.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



     Cash equivalents included short-term, highly liquid investments with original term to maturity of 90 days or less. Cost approximates fair value.

     At December 31, 2002, the master trust held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.

5.   INVESTMENTS IN THE SCOTTS COMPANY

     The net assets of the Plan were liquidated during 2003. Therefore, the Plan had no interest in the assets of the master trust at December 31, 2003. At December 31, 2002, the master trust had investments in The Scotts Stock Fund, which invests in the common stock of the Company, as follows:

                                                                 2002
                                                    ----------------------------
                                                                     FAIR MARKET
                                                      UNITS             VALUE

                                                      522,078       $  7,015,025
                                                      =======       ============

6.   TAX STATUS

     The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator, the Company, and the Plan's legal counsel believe that the Plan was designed and was operated in compliance with the applicable requirements of the IRC, and is therefore not subject to income taxes.

7.   RECONCILIATION TO FORM 5500

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                      2003             2002

  Benefits paid to participants per the financial statements       $   137,173    $   100,235
  Amounts allocated to withdrawing participants at
    December 31, 2001                                                        -             (1)
                                                                   -----------    -----------
  Benefits paid to participants per the Form 5500                  $   137,173    $   100,234
                                                                   ===========    ===========


                               THE SCOTTS COMPANY
                          UNION RETIREMENT SAVINGS PLAN


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

   1                Consent of Independent Registered Public Accounting Firm